UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
FORD MOTOR COMPANY
(Name of Subject Company)
FORD MOTOR COMPANY
(Name of Persons Filing Statement)
Common Stock, $0.01 par value
(Title of Class of Securities)
345370860
(CUSIP Number of Class of Securities)
David G. Leitch
Group Vice President & General Counsel
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
WITH A COPY TO:
J. Warren Gorrell, Jr.
Joseph G. Connolly, Jr.
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information
     The name of the subject company is Ford Motor Company, a Delaware corporation (“Ford” or the “Corporation”). Ford’s principal executive offices are located at One American Road, Dearborn, Michigan 48126, and the telephone number is (313) 322-3000.
     The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits hereto, this “Schedule”) relates is Ford’s common stock, par value $0.01 per share (the “Common Stock”).
     As of May 1, 2008, there were 2,171,147,986 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person
     This Schedule is being filed by the Corporation. The Corporation’s name, business address and business telephone number are set forth in Item 1 above.
     This Schedule relates to the tender offer by Tracinda Corporation, a Nevada corporation, and Kirk Kerkorian (together, “Tracinda”), pursuant to which Tracinda is offering to purchase up to 20 million shares of Common Stock at a purchase price of $8.50 per share, net to the seller in cash (the “Offer Price”), without interest and less any required withholding taxes, as more fully disclosed in the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Tracinda with the United States Securities and Exchange Commission (the “SEC”) on May 9, 2008. The tender offer is being conducted by Tracinda upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 9, 2008 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). As set forth in the Schedule TO, the principal executive offices of Tracinda are located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
     To the knowledge of the Corporation, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Corporation or its affiliates and (1) the Corporation, its executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the following sections of Ford’s Proxy Statement filed on Schedule 14A with the SEC on April 4, 2008 (the “Proxy Statement”), which are incorporated herein by reference: the subheadings under “Corporate Governance” on pages 17-20 of the Proxy Statement, “Management Stock Ownership” on pages 21-23 of the Proxy Statement, “Section 16(a) Beneficial Ownership Reporting Compliance” on page 23 of the Proxy Statement, “Director Compensation” on pages 24-26 of the Proxy Statement, “Certain Relationships and Related Transactions” on pages 27-28 of the Proxy Statement, “Compensation Discussion and Analysis” on pages 29-48 of the Proxy Statement, “Compensation of Executive Officers” on pages 50-52 of the Proxy Statement, “Grants of Plan-Based Awards in 2007” on pages 53-55 of the Proxy Statement, “Outstanding Equity Awards at 2007 Fiscal Year-End” on pages 55-58 of the Proxy Statement, “Option Exercises and Stock Vested in 2007” on page 58 of the Proxy Statement, “Pension Benefits in 2007” on pages 59-61 of the Proxy Statement, “Nonqualified Deferred Compensation in 2007” on pages 61-62 of the Proxy Statement, “Potential Payments Upon Termination or Change in Control” on pages 62-68 of the Proxy Statement, “Equity Compensation Plan Information” on pages 68-69 of the Proxy Statement, “Proposals Requiring Your Vote” on pages 70-79 of the Proxy Statement, and Appendix I (Ford Motor Company Annual Incentive Compensation Plan) and Appendix II (2008 Long-Term Incentive Plan) of the Proxy Statement or (2) Tracinda and its executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation
     Background. After media reports that Ford had hired advisors to explore strategic alternatives for its Jaguar and Land Rover operations, Jerome York, a consultant to Tracinda, contacted Ford in June 2007, regarding Tracinda’s interest in acquiring Jaguar and Land Rover. In early July, Don Leclair, Executive Vice President and Chief Financial Officer of Ford, met with Mr. York and discussed the proposed sale of Jaguar and Land Rover, as well as information that would be made available to potential purchasers upon execution of a non-disclosure agreement. Ford and Tracinda entered into a Confidentiality and Standstill Agreement, dated as of July 6, 2007, pursuant to which, among other things, Tracinda agreed that until March 31, 2008 neither it nor its affiliates would acquire or offer to acquire, directly or indirectly, any equity securities (including convertible securities) of Ford or rights or options to purchase such securities. In mid-July 2007, Mr. York had discussions and meetings with representatives of Ford to conduct due diligence regarding the Jaguar and Land Rover operations. On July 19, 2007, Mr. York submitted to Ford Tracinda’s bid to purchase Jaguar and Land Rover. Approximately one week later, Mr. Leclair contacted Mr. York to inform him that Tracinda would not be included in the second round of bidders.
     In response to a long-standing request by Mr. York, on April 4, 2008, Alan Mulally, President and Chief Executive Officer of Ford, and Mr. Leclair met with Mr. York at Ford’s headquarters in Dearborn, Michigan. During this meeting, they discussed various topics, including the automobile industry and the credit crisis. No material non-public information regarding Ford was provided to Mr. York, nor did Mr. York provide any such information to Ford. As the meeting was concluding, Mr. York asked Messrs. Mulally and Leclair, in what appeared to them to be an off-the-cuff remark, what they would think of Tracinda making an investment in Ford. Messrs. Mulally and Leclair indicated to Mr. York that they would have to consider such an action before responding. Messrs. Mulally and Leclair later learned from the disclosure in the Schedule TO that Tracinda had begun investing in Common Stock two days before the April 4 meeting.
     There was no further communication between representatives of Ford and representatives of Tracinda until April 25-27, 2008, when Mr. York had various communications with Mr. Leclair in which Mr. York requested a meeting with Mr. Mulally or Mr. Leclair. Mr. York also informed Mr. Leclair that Tracinda had purchased 100 million shares of Common Stock and planned to acquire additional shares. On Sunday, April 27, 2008, Mr. York informed Mr. Leclair that Tracinda planned to issue a press release on Monday, April 28, 2008 announcing its intention to commence a tender offer for an additional 20 million shares of Common Stock. During the April 27 call, Mr. York read to Mr. Leclair a portion of Tracinda’s press release.
     On Monday, April 28, 2008, Tracinda issued a press release announcing that it proposed to acquire up to 20 million shares of Common Stock at a price of $8.50 per share, which would result in Tracinda being the beneficial owner of approximately 5.6% of the then outstanding shares of Common Stock. Tracinda’s April 28, 2008 press release is set forth below:
Tracinda Announces Tender Offer for 20,000,000 Shares of Common Stock
of Ford Motor Company
LOS ANGELES—April 28, 2008—Tracinda Corporation today announced that it intends to make a cash tender offer for up to 20,000,000 shares of common stock of Ford Motor Company (NYSE: F) at a price of $8.50 per share. The offer price represents a 13.3% premium over Ford’s closing stock price of $7.50 on April 25, 2008 and a 38.7% premium over Ford’s closing stock price on April 2, 2008, the day upon which Tracinda began accumulating shares in the company.

The shares to be purchased pursuant to the offer represent approximately 1% of the outstanding shares of Ford Motor Company common stock. Tracinda Corporation, of which Kirk Kerkorian is the sole shareholder, currently owns 100,000,000 shares of Ford common stock, which represents approximately 4.7% of the outstanding shares. Tracinda’s average cost for such shares is approximately $6.91 per share. Upon completion of the offer, Tracinda would beneficially own 120,000,000 shares of Ford common stock, or approximately 5.6% of the outstanding shares.
Tracinda has been following Ford closely since the company released its fourth quarter 2007 results which indicated that Ford’s management was starting to achieve highly meaningful traction in its turnaround efforts. Last week this was reinforced by Ford’s first quarter 2008 results, achieved despite the difficult U.S. economic environment. Tracinda believes that Ford management under the leadership of Chief Executive Officer Alan Mulally will continue to show significant improvements in its results going forward.
Once the tender offer is commenced, offering materials will be mailed to Ford stockholders and filed with the Securities and Exchange Commission. Ford stockholders are urged to read the offering materials when they become available because they will contain important information.
The tender offer will be subject to customary conditions for transactions of this type, including expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Tracinda’s offer will not be subject to financing.
THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.
* * * * *
     On April 28, 2008, Ford publicly acknowledged Tracinda’s announcement by posting to its website and by including in a filing made with the SEC on Schedule 14D-9-C the following statements:
FORD MOTOR COMPANY STATEMENT ON TRACINDA CORPORATION ANNOUNCEMENT
The following statement is attributable to Ford Executive Chairman Bill Ford and Ford President and CEO Alan Mulally:
Dearborn, Mich., April 28 — “We welcome confidence in Ford and the progress we are making on our transformation plan. Any investor can purchase Ford shares, which are sold on the open market. The Ford team remains focused on executing our plan to transform Ford into a lean global enterprise delivering profitable growth for all.”

Additional Information
Ford’s stockholders, employees and customers are strongly advised to carefully read Ford’s solicitation/recommendation statement regarding Tracinda’s proposed tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will be filed by Ford with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations Section of the Ford web site at http://www.ford.com, and will also be available, without charge, by directing requests to Ford’s Investor Relations Department.
Global Ford Motor Company Employee Note
We today are seeing some high-profile investment activity and, as a result, intense media speculation about our company. We wanted to try to provide you with some perspective as part of our commitment to communicate with members of the Ford team.
This accelerated interest in Ford from investors and others is natural, as we continue to show progress on our plan. We certainly welcome confidence in Ford and the progress we are making. Clearly, we have the right team with the right plan — and our progress is becoming more evident each day.
Whatever the speculation or heightened interest in our progress, what is most important going forward is that each of us stays focused on executing our plan. As we do, we will continue to accelerate the transformation of Ford Motor Company into a lean global enterprise providing profitable growth for all.

Thank you for your continued dedication and support.

Bill Ford	Alan Mulally
Executive Chairman	President & CEO
Additional Information
Ford’s stockholders, employees and customers are strongly advised to carefully read Ford’s solicitation/recommendation statement regarding Tracinda’s proposed tender offer, which will contain important information, when it becomes available. Free copies of the solicitation/recommendation statement, which will be filed by Ford with the Securities and Exchange Commission, will be available at the SEC’s web site at http://www.sec.gov, or at the Investor Relations Section of the Ford web site at http://www.ford.com, and will also be available, without charge, by directing requests to Ford’s Investor Relations Department.
* * * * *
     On May 2, 2008, Mr. York contacted Mr. Leclair to apologize for remarks Mr. York had made about Volvo and Mercury during an interview with “Automotive News” regarding General Motors Corporation. During this call, Mr. York reiterated his and Tracinda’s belief in Ford’s management and admiration for their accomplishments.
     On May 6, 2008, in response to a request made by a representative of Tracinda, William Clay Ford, Jr., Executive Chairman of the Board of Directors of Ford (the “Board”), telephoned Terry Christensen, a representative of Tracinda. During this call, Mr. Christensen informed Mr. Ford of Tracinda’s planned timing for its tender offer, and suggested the possibility of a future meeting between Mr. Kerkorian and representatives of Ford.

     At a regularly scheduled meeting of the Board on May 7, 2008, the Board discussed Tracinda’s April 28, 2008 press release and various matters relating thereto. Representatives of Goldman, Sachs & Co. (“Goldman Sachs”), financial advisor to the Corporation, reviewed with the Board the anticipated tender offer by Tracinda, information regarding Tracinda and its history relating to minority positions in other public companies, and various matters pertaining thereto. Representatives of Hogan & Hartson LLP, counsel to the Corporation (“Hogan & Hartson”) and Richards, Layton & Finger, P.A., Delaware counsel to the Corporation (“Richards Layton”), then reviewed with the Board its obligations under the federal securities laws with respect to the tender offer, the Board’s fiduciary duties in this context and various matters pertaining to the Board’s potential response to the tender offer. At this meeting, the Board also approved the issuance of a press release, to be issued once the tender offer commenced, recommending that stockholders defer making any determination with respect to the tender offer until the Board’s position with respect to the tender offer was determined and communicated.
     On May 8, 2008, Mr. Christensen contacted Mr. Ford and advised him of certain provisions and disclosures that would be included in Tracinda’s tender offer materials.
     On May 9, 2008, Tracinda commenced the Offer with the publication of a newspaper advertisement and the filing of the Schedule TO with the SEC. Later that same day, David G. Leitch, Group Vice President and General Counsel of Ford, contacted Mr. Christensen and advised him that representatives of the Corporation would be willing to meet with representatives of Tracinda at some appropriate time in the future. As of the date of this filing, no such meeting has been scheduled and it is not anticipated that any such meeting would occur before mid-June at the earliest. Also on May 9, 2008, consistent with the Board’s approval on May 7, 2008, Ford issued a press release recommending that the Corporation’s stockholders take no action in response to the Offer until the Board had advised the stockholders of its position with respect to the Offer. A copy of the Corporation’s May 9, 2008 press release is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.
     At a special meeting of the Board on May 20, 2008, the Board received an update from management on the state of the U.S. economy and the Corporation’s current operations and business plan. The Board also received a presentation regarding the Offer and Ford’s response thereto. The presentation reviewed the terms and conditions of the Offer and various matters relating thereto, including, among other things: the proposed timeline for the Offer; the percentage of the shares of Common Stock currently owned by Tracinda; the percentage stake in the Corporation sought to be acquired by Tracinda in the Offer; the fact that Tracinda indicated it was making the Offer because it believes the Corporation is an attractive investment and that it does not have a present intent to acquire or influence control over the business of the Corporation; the potential proration mechanism of the Offer in the event of oversubscription; the potential tax consequences to the stockholders as a result of participating in the Offer; the circumstances under which the amount of shares of Common Stock sought to be acquired in the Offer could be increased; the circumstances under which the Offer could be extended or terminated; the circumstances under which other terms and conditions of the Offer could be changed; and the requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. A presentation from Goldman Sachs reviewed recent Common Stock price performance and trading activity, various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price of the Common Stock. Management then reviewed with the Board its assessment of the Offer. Representatives of Hogan & Hartson and Richards Layton again addressed with the Board its fiduciary duty obligations in making its recommendation to the Corporation’s stockholders with respect to the Offer and various matters pertaining to the Board’s potential response to the Offer. The Board then considered the Corporation’s obligation pursuant to the federal securities laws to issue a statement on Schedule 14D-9 and made the determination discussed below.

     Board Position on the Offer. The Board determined by unanimous vote of the directors present that the Corporation would express no opinion and would be neutral with respect to the Offer. For the following reasons and based on these factors, the Board determined that the Corporation would express no opinion to its stockholders and would be neutral with respect to the Offer:
•	Tracinda seeks a small percentage of the outstanding shares of Common Stock pursuant to the Offer (approximately 1%) and, according to the information set forth in the Offer to Purchase, the Offer would result in Tracinda beneficially owning approximately 5.5% of the outstanding shares of Common Stock;

•	Tracinda stated that it is making the Offer because it believes that the Corporation is an attractive investment and that it does not have a present intent to acquire or influence control over the business of the Corporation;

•	the small percentage of Common Stock sought by Tracinda, coupled with Tracinda’s statement that it does not have a present intent to acquire or influence control, would not be expected to interfere with the Corporation’s ability to execute its business plan and strategies; and

•	holders of shares of Common Stock tendered and accepted pursuant to the Offer will be precluded, with respect to shares of Common Stock purchased in the Offer, from having the opportunity to participate in any future benefits arising from continued ownership of those shares of Common Stock.
     You should understand that the Board did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the foregoing reasons and factors, and different members of the Board may have given different weight to different reasons and factors in reaching their individual conclusions.
     The Corporation has not made a determination as to whether the Offer is fair to, or in the best interests of, its stockholders and is not making a recommendation regarding whether the Corporation’s stockholders should participate in the Offer. The Corporation urges each stockholder to make its own decision regarding the Offer, including, among other things, the adequacy of the Offer Price (based on all of the available information and in light of the stockholder’s own investment objectives), the stockholder’s view with respect to the Corporation’s prospects and outlook, the matters considered by the Board (as noted above), and any other factors that the stockholder deems relevant to its investment decision.
     The fact that the Board is not expressing an opinion and is remaining neutral with respect to the Offer is not, and should not be interpreted to be, any indication of the position the Board would take with respect to any effort by Tracinda or any other person to take any actions to further increase its holdings in the Corporation, or to seek by any means to exercise control of, or a controlling influence with respect to, the Corporation.
     A copy of the Corporation’s summary publication communicating the Board’s position and a press release by the Corporation relating thereto are filed as Exhibits (a)(1)(A) and (a)(2) hereto, respectively, and are incorporated herein by reference.
     Intent to Tender. To the Corporation’s knowledge, after making reasonable inquiry, none of its directors, executive officers, or affiliates currently intend to tender into the Offer any shares of Common Stock held by them.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used
     The Corporation has retained Goldman Sachs as its financial advisor in connection with the Offer. The Corporation expects that it will pay Goldman Sachs reasonable and customary compensation for its advisory services in connection with the Offer, but has not yet agreed to the financial terms for such advisory services. The Corporation has agreed to indemnify Goldman Sachs against certain liabilities arising out of or in connection with its advisory services related to the Offer.
     Except as described above, neither the Corporation nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Corporation with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company
     Other than those described below, no transactions in Common Stock have been effected during the past 60 days from the date of this Schedule by the Corporation or any of its subsidiaries or, to the best of the Corporation’s knowledge, by any director, executive officer, or affiliate of the Corporation.
     On April 30, 2008, pursuant to an agreement entered into on April 25, 2008, Ford issued an aggregate of 37,459,540 shares of Common Stock in exchange for $360,000,000 principal amount of Ford’s outstanding publicly-issued debt securities (the “Debt Securities”), beneficially owned by an institutional holder of the Debt Securities. Ford did not receive any cash proceeds as a result of the exchange of the Common Stock for the Debt Securities, which Debt Securities were retired and cancelled. Ford completed this transaction to reduce its debt and interest costs, increase its equity and, thereby, improve its balance sheet. The issuance of the shares of Common Stock was made by Ford pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), contained in Section 3(a)(9) of the Act on the basis that this offer constituted an exchange with an existing holder of Ford securities and no commission or other remuneration was paid to any party for soliciting such exchange.
     On March 31, 2008, Edsel B. Ford II, one of the Corporation’s directors, received a grant of 21,987 restricted shares of Common Stock, which grant was made by the Corporation pursuant to the terms of a consultancy agreement between Mr. Ford and the Corporation. In addition, also on March 31, 2008, the Corporation withheld 7,390 shares of Common Stock for tax withholding purposes related to the vesting of certain restricted shares of Common Stock granted to Mr. Ford on March 31, 2007, pursuant to his consultancy agreement. The fair market value per share of Common Stock on March 31, 2008 was $5.69. As used herein, the “fair market value per share of Common Stock” on any particular date has been calculated by averaging the high and low trading prices per share of Common Stock on the New York Stock Exchange on such date.
     On May 2 and May 14, 2008, Thomas K. Brown, Group Vice President — Global Purchasing of the Corporation, transferred 8,447 and 2,682 shares of Common Stock, respectively, to his former spouse. The fair market value per share of Common Stock on the date of transfer was $8.41 and $8.24, respectively.
     On May 16, 2008, David G. Leitch, Group Vice President and General Counsel of the Corporation, acquired 50,000 shares of Common Stock upon the vesting of certain restricted stock equivalents previously granted to Mr. Leitch under the Corporation’s 1998 Long-Term Incentive Plan, and the Corporation withheld 20,400 shares of Common Stock for tax withholding purposes. The fair market value per share of Common Stock on such date was $8.14.

     In addition, Ford has issued the following number of shares of Common Stock pursuant to employee savings and compensation plans to persons who Ford believes, after reasonable inquiry, are not directors, executive officers or affiliates of Ford:

Date	Shares of Common Stock Issued	Price per Share
April 01, 2008	570,920	$5.83
April 16, 2008	574	$7.065*
April 22, 2008	789,000	$7.73
April 25, 2008	900	$7.55 — $7.825
April 29, 2008	62,039	$7.55 — $7.825
April 30, 2008	27,783	$7.55 — $7.825
May 01, 2008	35,946	$7.55 — $7.825
May 02, 2008	2,655	$7.55 — $7.825
May 05, 2008	20,790	$7.55 — $7.825
May 05, 2008	1,495,015	$8.25
May 06, 2008	18,452	$7.55 — $7.825
May 07, 2008	9,205	$7.55 — $7.825
May 08, 2008	4,290	$7.825
May 09, 2008	4,880	$7.55 — $7.825
May 12, 2008	835,120	$8.19
May 13, 2008	21,920	$7.55 — $7.825
May 14, 2008	29,650	$7.55 — $7.825
May 16, 2008	1,518	$7.825
May 16, 2008	9,689	$8.14*
May 20, 2008	37,849	$7.55 — $7.825

*	Fair market value per share of Common Stock

Item 7.	Purposes of the Transaction and Plans or Proposals
     The Corporation is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in: (i) a tender offer or other acquisition of the Corporation’s securities by the Corporation, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Corporation.
     There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
     The Board and management of the Corporation remain committed to enhancing value for all of the Corporation’s stockholders by continuing to execute the four key priorities of its business plan: (i) aggressively restructure to operate profitably at the current demand and changing model mix; (ii) accelerate the development of new products that customers want and value; (iii) finance the plan and improve the balance sheet; and (iv) work together effectively as one team to leverage global resources. In the ordinary course of business, and independent of the Offer, the Corporation may from time to time consider various transactions, arrangements, and opportunities in support of these priorities. The Corporation will continue to communicate with stockholders regarding these matters.
Item 8. Additional Information
     Not applicable.
Item 9. Material to be Filed as Exhibits

Exhibit No.	Description

(a)(1)(A)	Summary Publication of Ford Motor Company to be published May 23, 2008.

(a)(1)(B)	Form of Letter to Stockholders of Ford Motor Company.

(a)(2)	Press Release dated May 22, 2008.

(a)(5)	Press Release dated May 9, 2008 (incorporated by reference herein to Exhibit 99.1 to the Corporation’s Current Report on Form 8-K filed on May 9, 2008, File No. 1-03950).

(e)(1)	Excerpt of pages 17 through 79 from the Ford Motor Company Proxy Statement filed on Schedule 14A with the SEC on April 4, 2008 (incorporated by reference to pages 17 through 79 of the Corporation’s definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2008, SEC File No. 1-0395).

(g)	Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY
By:	/s/ David G. Leitch
	Name:	David G. Leitch
	Title:	Group Vice President & General Counsel

Dated: May 22, 2008

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Summary Publication of Ford Motor Company to be published May 23, 2008.

(a)(1)(B)	Form of Letter to Stockholders of Ford Motor Company.

(a)(2)	Press Release dated May 22, 2008.

(a)(5)	Press Release dated May 9, 2008 (incorporated by reference herein to Exhibit 99.1 to the Corporation’s Current Report on Form 8-K filed on May 9, 2008, File No. 1-03950).

(e)(1)	Excerpt of pages 17 through 79 from the Ford Motor Company Proxy Statement filed on Schedule 14A with the SEC on April 4, 2008 (incorporated by reference to pages 17 through 79 of the Corporation’s definitive proxy statement on Schedule 14A filed with the SEC on April 4, 2008, SEC File No. 1-0395).

(g)	Not Applicable.